October 9, 2009

Dale Welcome

Jessica Kane

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549-7010

Re:	Geospatial Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Dear Mr. Welcome and Ms. Kane,:

Enclosed please find our response to the comments of the staff of the Commission set forth in your letters dated September 3, 2009 and September 11, 2009 with respect to Geospatial Holdings Inc. (the “Company”). This response addresses comments to the Form 10-K/A for the fiscal year ended December 31, 2008, the Form 10-Q/A for the fiscal quarter ended March 31, 2009 and the Form 10-Q for the fiscal quarter ended June 30, 2009.

Set forth below are our detailed responses to the comments raised in the comment letters. For the convenience of the staff, the responses are provided starting first with the letter dated September 3, 2009 and then the letter dated September 11, 2009.

October 9, 2009

SEC Comment Letter Dated September 3, 2009

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Signatures, page 61

Comment 1: Please amend your Form 10-K/A so that your principal accounting officer also signs the document in that official capacity. Please refer to General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K. We note that Thomas Oxenreiter is listed as your principal accounting officer in the Post-Effective Amendment No. 2 to the Form S-1.

Response 1: We have amended the Form 10-K/A so that Thomas Oxenreiter signs the document in his capacity as the principal accounting officer.

Exhibits 31.1, 31.2, 32.1 and 32.2 – Certifications

Comment 2: We note that the certifications identify the report as the Company’s Form 10-K and not the Form 10-K/A. Since these certifications incorrectly identified the report with which they were filed, you must refile your full Form 10-K as an amendment with the corrected certifications attached. Please note that the revised certifications must refer to Amendment No. 2 to the Form 10-K and be currently dated. See Section 246.14 of the Division of Corporate Finance Compliance and Disclosure Interpretations (Regulation S-K), available on our website at www.sec.gov.

Response 2: The certifications in Amendment No. 2 to Form 10-K identify the report as the Company’s Amendment No. 2 to Form 10-K and have been currently dated.

Form 10-Q/A for the Quarterly Period Ended March 31, 2009

Controls and Procedures, page 16

Comment 3: We note your disclosure in the second and third paragraphs of this section. It appears that this language is based on incomplete Section 302 certifications and is not in the appropriate section of the filing. Please remove this language from this section in your Form 10-Q amendment or any other future Exchange filings.

Response 3: We have removed the language in the second and third paragraphs of this section. We have also updated this section to include a statement to the effect that there have been no changes in internal control over financial reporting during the three months ended March 31, 2009. The language is reproduced below.

Changes in Internal Control Over Financial Reporting

October 9, 2009

There were no changes in our internal controls over financial reporting during the three months ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Exhibits 31.1, 31.2, 32.1 and 32.2 – Certifications

Comment 4: We note that these certifications identify the report as the Company’s Form 10-Q and not the Form 10-Q/A. Since these certifications incorrectly identified the report with which they were filed, you must refile your full Form 10-Q as an amendment with the corrected certifications attached. Please note that the revised certifications must refer to Amendment No. 2 to Form 10-Q and be currently dated. Additionally, as previously requested by comment 6 in our letter dated June 10, 2009, please do not substitute “company” for “registrant” in your Section 302 Certifications filed with your Form 10-Q amendment and with future Exchange Act filings. We note the use of “company” in paragraph 5 of Thomas R. Oxenreiter’s Section 302 Certification.

Response 4: The certifications in Amendment No. 2 to Form 10-Q identify the report as the Company’s Amendment No. 2 to Form 10-Q and have been currently dated. In addition, the term “company” has been replaced with the term “registrant” in Thomas Oxenreiter’s Section 302 Certification.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Controls and Procedures, page 18

Comment 5: We note your discussion relating to Management’s Report on Internal Control over Financial Reporting. Please note that you are only required to provide the information in Item 308T(b) of Regulation S-K in your Forms 10-Q. To the extent that you do provide additional disclosure in future Exchange Act filings, please conform your discussion to the definition of internal control over financial reporting contained in Exchange Act Rules 13a-15(f) and 15d-15(f). We note that your disclosure beginning with the third sentence under Management’s Report on Internal Control over Financial Reporting does not fully comply with the definition in Exchange Act Rules 13a-15(f) and 15d-15(f).

Response 5: We have removed the disclosure under Management’s Report on Internal Control over Financial Reporting beginning with the third sentence.

Exhibits 31.1 and 31.2 – Section 302 Certifications

Comment 6: In future filings please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which should include the phrase “including its consolidated subsidiaries” in paragraph 4(a).

October 9, 2009

Response 6: We have revised the certifications to include the phrase “including its consolidated subsidiaries” in paragraph 4(a). We have also currently dated these certifications and identified the filing as Amendment No. 1 to Form 10-Q for the fiscal quarter ended June 30, 2009.

SEC Comment Letter Dated September 11, 2009

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition of Results of Operation, page 19

Liquidity and Capital Resources, page 20

Comment 1: Given that your auditor expressed substantial doubt about your ability to continue as a going concern in their audit report for the year ended December 31, 2008, please revise your future filings to provide a detailed discussion of how you intend to finance your operations through fiscal year 2009 as provided in section 607.02 of the SEC Codification of Financial Reporting Policies (FRR-16), Uncertainty About an Entity’s Continued Existence. Your disclosure should include a discussion of your current ability to sell your common stock, to obtain additional advances from stockholders, especially given the lack of cash from operations. Additionally, please address how you intend to meet your obligations related to the Reduct License Agreement.

Response 1: The Company has added additional disclosures in the Liquidity and Capital Resources section of Item 7 regarding its plan to finance operations through fiscal 2009. The disclosure is set forth below.

Our Company has incurred net losses since inception. Our operations and capital requirements have been funded by sales of our Common Stock and advances from our chief executive officer. At December 31, 2008 current liabilities exceeded current assets by $2,336,615. Those factors as well as our commitments under the Reduct License Agreement raise doubts about our ability to continue as a going concern.

Management is continuing efforts to secure funds through financing and operations. The Company has retained Convertible Capital as its financial advisor and recently completed a sale of Common Stock with an aggregate sale price of $1,000,000, which will be used to fund general working capital needs. Separately, since May 7, 2009, the Company has sold Common Stock totaling $1,297,450 and converted $115,025 of liabilities to Common Stock. The Company is also investigating converting $2,000,000 of a note payable to our chief executive officer to Common Stock.

October 9, 2009

Furthermore, the Company is expanding into new marketing and sales channels. The Company has entered into a joint marketing agreement with a strategic partner and is exploring relationships with additional strategic partners to increase capital from operations.

The Company is continuing to negotiate with Reduct and Delta regarding our financial obligations under the Reduct License Agreement. It is possible that a formal extension agreement may be reached between the parties. However, the Company has also begun to market the probes to third-parties to meet the minimum purchase requirements under the Reduct License. We are able to continue our current business using the previously purchased probes. In addition, the Company is looking to diversify operations by identifying potential acquisitions of technology that would supplement the Reduct technology.

In addition, the Company has added an additional risk factor in Item 1a to reflect the risk that the company may not be able to continue as a going concern. The explanation of this risk factor is substantially similar to the disclosure that was previously provided in Note 3 to the financial statements in the 10-K and 10-K/A.

Application of Critical Accounting Policies, page 21

Impairment Assessment of Intangible Asset, page 22

Comment 2: In future filings, please expand your critical accounting policy disclosures to provide investors with better insight into management’s judgments in accounting for and evaluating the license rights. In this regard, please specifically address/provide:

•	a description of the valuation methodology used;

•	a quantitative discussion of each of the material assumptions you used to estimate fair value and a sensitivity analysis of those assumptions based on reasonably likely changes; and

•	how the assumptions and methodologies used for valuing the license rights in the current year have changed since the prior year highlighting the impact of any changes.

Response 2: The Company has expanded its critical accounting disclosures to provide investors additional information regarding management’s judgments in accounting for and evaluating the Reduct license rights. The updated disclosure for the Application of Critical Accounting Policies section is set forth below.

Application of Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted in the United States, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions which, in our opinion, are significant to the underlying amounts included in the financial statements and for which it would be reasonably possible that future events or information could change those estimates include:

Impairment Assessment of Intangible Assets. Intangible assets consist of exclusive and perpetual license rights to the patent pending DuctRunner Smart Probe™ technology. We license the technology from Reduct NV, a Belgian company, the developer of the technology, under an Exclusive License and Distribution Agreement, as amended from time to time, that provides us with exclusive control rights to the DuctRunner Smart Probe™ technology throughout the continents of North America, South America, and Australia. We recorded an intangible asset of $1,367,000 upon use of the license. In addition to the license fees, we are required to make minimum purchases of Smart Probes™. If the minimum purchase requirements are not met, the exclusivity portion of the license agreement with Reduct NV becomes void, and our investment in the license rights would become impaired.

The license rights have an indefinite useful life. Accordingly, the rights are not amortized under accounting principles generally accepted in the United States. We test the carrying value of the license rights annually for impairment, and review their useful life. Should the license rights be determined to be impaired, the value of the asset will be written down, and a loss recognized in the period in which the asset’s recorded value exceeds its fair value.

We use an independent valuation for our annual test for impairment. The valuation is based on a five-year projection of future cash flows, and is updated annually based on management’s projections. In our review of the license rights for the year ended December 31, 2008, we determined that our future cash flows, on an undiscounted basis, are greater than our $1,367,000 investment in our intangible assets. If our current estimate of future cash flows from our license fees had been 10% lower, those cash flows would not have been less than the reported amount of intangible assets. If we had been required to recognize an impairment loss on our intangible assets, our liquidity and capital resources would not have been affected.

In addition, to the specific responses noted above to the comment letters, the Company has also updated the Sales of Unregistered Securities section on page 19. This section now includes the paragraphs below describing recent sales of unregistered securities.

Between May 7, 2009 and September 29, 2009 the Company sold 2,594,900 shares of Common Stock. Each share was sold at a price of $0.50 for a total of $1,297,450. The sales took place in a series of private placement transactions pursuant to the exemption from the registration requirements of the Securities Act provided by Regulation D. The purchasers are accredited investors, and the Company conducted the private placements without any general solicitation or advertisement and with a restriction on resale.

On September 1, 2009, the Company issued 115,025 shares of Common Stock to a vendor in exchange for services at $1.00 per share for a total of $115,025. The transaction took place in a private placement pursuant to the exemption from the regulation requirements of the Securities Act provided by Regulation D. The purchaser is an accredited investor and the Company conducted the private placement without any general solicitation or advertisement and with a restriction on resale.

Between October 1, 2009 and October 6, 2009 the Company sold 2,000,000 shares of Common Stock at $0.50 per share for an aggregate offering price of $1,000,000. The sales took place in private placement transactions pursuant to the exemption from the registration requirements of the Securities Act provided by Regulation D. The purchasers are accredited investors, and the Company conducted the private placements without any general solicitation or advertisement and with a restriction on resale.

Finally, the Company has prepared the attached statement acknowledging that:

October 9, 2009

•	the company is responsible for the adequacy of and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us if you have additional comments or questions.

Very truly yours,

/s/ George A. Samuel III

George A. Samuel III

October 9, 2009

Dale Welcome

Jessica Kane

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549-7010

Dear: Mr. Welcome and Ms. Kane,

In connection with our responses to the SEC comment letters dated September 3, 2009 and September 11, 2009 Geospatial Holdings, Inc. acknowledges that:

•	the company is responsible for the adequacy of and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas R. Oxenreiter

Thomas R. Oxenreiter